BB

06004366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 192

SEC FILE NUMBER
8- 52985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewTek Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Seventh Avenue, 14th Floor
(No. and Street)

New York | NY | 10018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Seth Cohen 212-356-9572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas | New York, | New York | 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 3/19

OATH OR AFFIRMATION

I, Seth Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newtek Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrea M. Cunning
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 02CU6136776
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 11/14/2009

[Signature]
Signature

Vice President
Title

[Signature: Andrea Cunning]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWTEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Table of Contents

NEWTEK SECURITIES, LLC

	Page No.
Report of Independent Auditors	2
Statement of Financial Condition as of December 31, 2005	3
Notes to Financial Statement	4–5

PricewaterhouseCoopers LLP
401 Broad Hollow Rd.
Melville NY 11747
Telephone (631) 753 2700
Facsimile (631) 753 2800
www.pwc.com

Report of Independent Auditors

To the Members of Newtek Securities, LLC:

In our opinion the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Newtek Securities, LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006
Melville, NY

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

Assets

Cash and cash equivalents	$566,435
Prepaid expense	3,630
Fixed assets, net	4,403
Total assets	**$574,468**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$44,792
Due to related parties	82,187
Total liabilities	126,979
Members' equity	447,489
Total liabilities and members' equity	**$574,468**

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Newtek Securities, LLC (the "Company") is a New York Limited Liability Company that was formed on February 22, 2000. The Company was a subsidiary of PPM Link, LLC ("PPM") until PPM merged with the Company on December 10, 2004 (Note 2). As of December 31, 2005, the Company is 98% owned by Wilshire New York Partners III, LLC, a subsidiary of Newtek Business Services, Inc. ("Newtek") and 2% by a third party. Effective April 30, 2001, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business consists primarily of placement agent services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company has balances in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Company.

Revenue Recognition

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company records revenue based on the net amount retained (the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight line basis using estimated useful lives of the related assets.

Income Taxes

The Company is a Limited Liability Company ("LLC") and in lieu of corporate taxes, the members of the LLC are taxed on their proportionate share of the entity's taxable income. Accordingly, no liability for federal, state and local income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FIXED ASSETS:

At December 31, 2005, fixed assets consist of the following:

		Estimated Useful Lives
Computers	$ 4,229	5 years
Computer Software	1,435	3 years
Furniture and Fixtures	7,111	5 years
	12,775	
Less: Accumulated depreciation and amortization	(8,372)	
	$ 4,403	

NOTE 4 - MEMBERSHIP INTERESTS:

At December 31, 2005, membership interests consisted solely of common interests.

NOTE 5 - RELATED PARTY TRANSACTIONS:

At December 31, 2005, $78,385 is due to Newtek and is included in due to related parties.

At December 31, 2005, $3,802 is due to Harvest Strategies, a subsidiary of Newtek, and is included in due to related parties.